# Jasper App, Inc.

Financial Statements and Report

April 28, 2025

# Table of Contents



## Independent Accountant's Review Report

To Management of:
Jasper App, Inc.

We have reviewed the accompanying financial statements of Jasper App, Inc. (the company), which comprise the statements of balance sheet as of April 28, 2025, and the related statements of income, shareholders' equity, and cash flows for the period  (since inception on April 7, 2025) then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

*We are required to be independent of Jasper App, Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.*

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Substantial Doubt About the Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 3 to the financial statements, the company has yet to receive financing or begin operations and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

*Tesseract Advisory Group LLC*

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
April 30, 2025

**Jasper App, Inc.**
Balance Sheet (Unaudited)
As of April 28, 2025

| | | |
|---|---:|---:|
| **Assets** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ | - |
| Due from owner | | 1 |
| **Total Current Assets** | | 1 |
| | | |
| **Total Assets** | | 1 |
| | | |
| **Liabilities & Shareholders' Equity** | | |
| Liabilities | | - |
| Accounts payable and accrued expenses | | - |
| **Total Current Liabilities** | | - |
| | | |
| **Total Liabilities** | | - |
| **Shareholders' Equity** | | |
| **Equity Attributable to Parent** | | |
| Common stock, authorized 10,000,000 shares; 10,000 shares issued and outstanding; $0.0001 par value per share | | 1 |
| **Total Shareholders' Equity** | | 1 |
| **Total Liabilities & Shareholders' Equity** | $ | 1 |

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

**Jasper App, Inc.**
Statement of Income (Unaudited)
For the period (since April 7, 2025 inception) ended April 28, 2025

| | | |
|---|---|---|
| Operating Expenses | | - |
| Salaries and wages | $ | - |
| **Total Operating Expenses** | | - |
| **Net Income (Loss)** | $ | - |

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

**Jasper App, Inc.**

Statement of Shareholders' Equity (Unaudited)

For the period (since April 7, 2025 inception) ended April 28, 2025

| | Common Stock Shares | Common Stock at par | Total Shareholders' Equity |
|---|---|---|---|
| Balance at inception on April 7, 2025 | - | - | - |
| | | | |
| Net income (loss) | - | - | - |
| Issuance of common stock to owner | 10,000 | $ 1 | $ 1 |
| | | | |
| **Balance at April 28, 2025** | 10,000 | $ 1 | $ 1 |



See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

## Jasper App, Inc.
### Statement of Cash Flows (Unaudited)
### For the period (since April 7, 2025 inception) ended April 28, 2025

| | | |
|---|---|---:|
| **Cash Flows** | | |
| **Cash Flows From Operating Activities** | | |
| Net income (loss) | | - |
| **Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities** | $ | - |
| **(Increase) decrease in operating assets, net of effects of businesses acquired** | | |
| Accounts receivable | | - |
| Related party receivables | | (1) |
| **Net Cash Provided by (Used in) Operating Activities** | | (1) |
| Purchase of property, plant, and equipment | | - |
| **Net Cash Provided by (Used in) Investing Activities** | | - |
| **Cash Flows from Financing Activities** | | |
| Proceeds from issuance of common stock | | 1 |
| **Net Cash Provided by (Used in) Financing Activities** | | 1 |
| **Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash** | | - |
| Cash, cash equivalents, and restricted cash at beginning of period | | - |
| **Cash, Cash Equivalents, and Restricted Cash at End of Period** | $ | - |

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

# Notes to the Financial Statements

**Jasper App, Inc.**
Notes to the Financial Statements
For the period ended April 28, 2025

## 1. Summary of significant accounting policies

### a. Nature of operations

Jasper App, Inc. (the Company) is a pet loss community platform built to support individuals navigating the grief of losing a beloved pet. It offers a holistic, heart-centered approach that meets users exactly where they are, without judgment or a set timeline, providing real support during a profoundly emotional experience. Jasper's initial serviced market is pet owners experiencing or anticipating grief stemming from the loss of a beloved pet, with an initial focus on the U.S. market share of pet loss grief support. Jasper has launched a non-monetized MVP and is in the process of building an integrated platform offering support via 3 core monetized channels, premium tier monthly membership, premium+ tier monthly membership, and marketplace connecting qualified third-party grief coaches with those seeking professional help. Jasper is in the testing-the-waters phase of a $500,000 to $1,235,000 friends and family round utilizing the Regulation Crowdfunding federal exemption and is targeting a hard launch of the core monetized product in Q3 of 2025.

The Company was incorporated in the State of Delaware on April 7, 2025.

### b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting. The financial statements cover the period from incorporation on April 7, 2025 through April 28, 2025.

### c. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date

**Jasper App, Inc.**
Notes to the Financial Statements
For the period ended April 28, 2025

for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

**d. Use of estimates**

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

**e. Income taxes**

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a December 31 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

**Jasper App, Inc.**
Notes to the Financial Statements
For the period ended April 28, 2025

of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

**f. Comprehensive income**

The Company does not have any comprehensive income items other than net income.

**2. Stockholder's Equity**

The Company is authorized to issue only one class of stock, to be designated Common Stock. The total number of shares of Common Stock presently authorized is 10,000,000, each having a par value of $0.0001. As of inception on April 28, 2025, 10,000 shares were issued and outstanding. The Company has recorded a $1 receivable owed from the owner for the issuance of these shares at their par value.

**3. Going concern**

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has yet to be capitalized or begin operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include

**Jasper App, Inc.**
Notes to the Financial Statements
For the period ended April 28, 2025

any adjustments that might be necessary if the Company is unable to continue as a going concern.

**4. Subsequent events**

Management evaluated all activity of the Company through April 30, 2025 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

11

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.